Mail Stop 4561
Via Fax (301) 718-2444

May 13, 2008

Brian Radecki
Chief Financial Officer
CoStar Group, Inc.
2 Bethesda Metro Center
10th Floor
Bethesda, MD 20814

       Re: **CoStar Group, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed on February 29, 2008
              File No. 000-24531

Dear Mr. Radecki:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                            Sincerely,

                                            Kathleen Collins
                                            Accounting Branch Chief